Exhibit 99.1

FREESEAS INC.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page Number

Interim Condensed Consolidated Balance Sheets as of June 30, 2015 (unaudited) and December 31, 2014 (audited)	F-2

Unaudited Interim Condensed Consolidated Statements of Operations for the Six Months ended June 30, 2015 and 2014	F-3

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Six Months ended June 30, 2015 and 2014	F-4

Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-5 to F-21

FREESEAS INC.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts are expressed in thousands of United States dollars)

	Notes	June 30, 2015	December 31, 2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$71	$45
Trade receivables, net of provision of $3,263 at June 30, 2015 and December 31, 2014.		73	594
Due from related party	4	-	433
Inventories		542	165
Deferred charges — current portion		-	16
Prepayments and other		577	664
Other current asset	6	725	25
Total current assets		1,988	1,943

Vessels, net	5	30,450	50,484
Options advance payments- purchase of leased vessels	6	9, 000	11,826
Total non-current assets		39,450	62,310

Total assets		$41,438	$64,253

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable		$8,058	$8,444
Convertible notes, net	9	717	166
Accrued liabilities	7	5,586	4,588
Unearned revenue		-	52
Due to related party	4	256	-
Leases – current portion	6	-	1,944
Bank loans — current portion	10	17,598	17,598
Total current liabilities		32,215	32,792
LONG - TERM LIABILITIES:
Leases – net of current portion	6	-	6,457
Total long - term liabilities		-	6,457

Total liabilities		$32,215	$39,249

Commitments and Contingencies	11	-	-
SHAREHOLDERS’ EQUITY:
Minority interest investment		(3)	-
Preferred Stock, $0.001 par value; 5,000,000 shares authorized, Series D Convertible Preferred Stock, $0.001 par value, 250,000 shares designated, 8,160 issued and outstanding at June 30, 2015 and December 31, 2014.	13,15	-	-
Common stock, $0.001 par value; 750,000,000 shares authorized, 1,644,354 and 307,922 shares issued and outstanding at June 30, 2015 and December 31, 2014, respectively.	13,15	2	-
Additional paid-in capital		215,977	209,931
Accumulated deficit		(206,753)	(184,927)
Total shareholders’ equity		9,223	25,004

Total liabilities and shareholders’ equity		$41,438	$64,253

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

FREESEAS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts are expressed in thousands of United States dollars, except for share and per share data)

	For the Six Months Ended June 30, 2015	For the Six Months Ended June 30, 2014
OPERATING REVENUES	$766	$2,240

OPERATING EXPENSES:
Voyage expenses	(750)	(445)
Commissions	(86)	(133)
Vessel operating expenses	(3,336)	(10,698)
Depreciation expense (Note 5)	(2,331)	(2,573)
Management and other fees to a related party (Note 4)	(558)	(841)
General and administrative expenses	(2,286)	(1,758)
Provision and write-offs of insurance claims and bad debts	1	54
Disposal of vessels	(7,620)	(33)
Bareboat hire	(88)	-

Loss from operations	(16,289)	(14,187)

OTHER INCOME (EXPENSE):
Interest and finance costs	(974)	(1,231)
Loss on derivative instruments (Note 8)	-	(19)
Loss due to capital lease write-off (Note 6)	(3,058)	-
Gain on settlement of payable (Note 15)	273	-
Gain on debt extinguishment	-	16,057
Other expense (Note 9)	(1,781)	(50)
Other expense	(5,539)	14,757

Net (loss) income	$(21,828)	$570

Basic (loss) income per share	$(37.13)	$7.85
Diluted (loss) income per share	$(37.13)	$7.29
Basic weighted average number of shares	587,917	72,576
Diluted weighted average number of shares	587,917	78,218

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

FREESEAS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in tables in thousands of United States dollars)

	For the Six Months Ended June 30, 2015	For the Six Months Ended June 30, 2014
Cash Flows from Operating Activities:
Net ( loss) income	$(21,828)	$570

Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation expense (Note 5)	2,331	2,573
Amortization of debt discount (Note 9)	1,886	14
Amortization of deferred financing fees	16	1,189
Write-offs of capital lease	3,057	-
Stock-based compensation charge (Notes 14)	484	-
Gain on settlement of payable (Note 15)	(273)	-
Gain on debt extinguishment	-	(15,000)
Loss on sale of vessels	7,620	-
Change in fair value of derivatives (Note 8)	-	(200)

Changes in operating assets and liabilities:
-Trade receivables	521	(318)
-Insurance claims	-	(784)
-Due from related party	433	(298)
-Inventories	(376)	(604)
-Prepayments and other	112	(281)
-Accounts payable	889	(532)
-Accrued liabilities	1,006	260
-Due to related party	(256)	-
-Unearned revenue	(52)	-
-Dry-docking and special survey costs paid	-	-
Net Cash used in Operating Activities	(4,430)	(13,411)

Cash flows from Investing Activities:
Proceeds from sale of vessel, net	978	3,465
Cash flows provided by Investing Activities	978	3,465

Cash flows from Financing Activities:
Payments of bank loans	-	(21,450)
Proceeds from convertible notes (Note 9)	3,478	-
Proceeds from sale of vessels	-	-
Issuance of convertible preferred stock for cash, net of fees of $930	-	24,070
Net Cash provided by Financing Activities	3,478	2,620

Net change in cash and cash equivalents	$26	$(7,326)
Cash and cash equivalents, beginning of period	45	7,581

Cash and cash equivalents, end of period	$71	$255

Supplemental Cash Flow Information:
Cash paid for interest	$-	$115

Cash paid for income taxes	$-	$-

Non-Cash Investing and Financing Activities:

Accrued interest converted into common stock (Notes 9 and 15)	$46	$5
Notes converted to common Stock (Notes 9 and 15)	$2,429	$129
Series C Preferred Stock converted into common stock	$-	$2
Series D Preferred Stock converted into common stock	$-	$10
Common stock issued for repayment of payables	$781	$-
Beneficial conversion feature	$2,385	$164
Options advance payments- purchase of leased vessels	$9,000	$-

FREESEAS INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

1.	Basis of Presentation and General Information

The accompanying unaudited interim condensed consolidated financial statements include the accounts of FreeSeas Inc. and its wholly owned subsidiaries (collectively, the “Company” or “FreeSeas”). FreeSeas, formerly known as Adventure Holdings S.A., was incorporated in the Marshall Islands on April 23, 2004 for the purpose of being the ultimate holding company of ship-owning companies.

The accompanying unaudited condensed consolidated interim financial statements have been prepared by the Company’s management in conformity with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission (“SEC”), and should be read in conjunction with the audited consolidated financial statements and notes thereto of the Company contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 (“Form 20-F”), which was filed on April 30, 2015.The condensed consolidated financial statements are prepared in accordance with the requirements for unaudited interim periods, and consequently, do not include all disclosures required to be made in conformity with accounting principles generally accepted in the United States of America.

In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. Some footnotes to the unaudited condensed consolidated interim financial statements that would substantially duplicate the disclosures contained in the audited financial statements for the fiscal year ended December 31, 2014 as reported in the Form 20-F have been omitted.

We have contracted the management of our fleet to entities controlled (our Managers) by Ion G. Varouxakis, our Chairman, President and Chief Executive Officer, and one of our principal shareholders. Our Managers provide technical management of our fleet, commercial management of our fleet, financial reporting and accounting services and office space (see Note 4).

Effective May 11, 2015 and June 26, 2015, the Company effectuated a 7.5-to-1 reverse stock split and a 50-to-1 reverse stock split, respectively, on its issued and outstanding common stock (Note 12). All share and per share amounts disclosed in the financial statements give effect to these reverse stock splits retroactively, for all periods presented.

On May 20, 2015, the M/V Free Hero, 1995-built, 24,318 dwt Handysize dry bulk carrier and the M/V Free Goddess, 1995-built, 22,051 dwt Handysize dry bulk carrier, have been sold for a gross sale price of $5,500 each, and the Company’s subsidiaries have entered into long-term bareboat agreements for such vessels with purchase options at a daily hire rate of $1,100 per vessel. The vessels have been renamed to Fiorello and Figaro, respectively (Notes 5 and 6).

On June 10, 2015 the Company acquired a 51% controlling stake in the newly formed Standcorp International Limited (“Standcorp”). The rest of the shares are owned by non-affiliated entities associated with the Marvin group of companies, whose extensive experience for over twenty years has focused in the operation and ownership of tanker vessels. Standcorp will engage in the commercial operation of product and crude oil tankers covering a large array of sizes, by contracting them through time charter or bareboat charter arrangements, and subsequently deploying them in the spot market or in fulfillment of contract cargoes. The Company intends to operate in generic markets but also to focus on a number of niche markets, such as West Africa. In addition, the Company shall, depending on market conditions, commercially operate dry-bulk carriers either chartered-in, acquired, or through services agreements with affiliated Owners, including the Company’s tonnage.

During the six months ended June 30, 2015, the Company owned two Handysize dry bulk carriers and operated four Handysize dry bulk carriers. As of June 30, 2015, FreeSeas is the owner of the outstanding shares of the following subsidiaries:

Company	% Owned	M/V	Type	Dwt	Year Built/ Expected Year of Delivery	Date of Acquisition	Date of Disposal	Date of Contract Termination	Date of Initiation of Bareboat Charter

Adventure Two S.A.	100%	Free Destiny	Handysize	25,240	1982	08/04/04	08/27/10	N/A	N/A
Adventure Three S.A.	100%	Free Envoy	Handysize	26,318	1984	09/29/04	05/13/11	N/A	N/A
Adventure Four S.A.	100%	Free Fighter	Handysize	38,905	1982	06/14/05	04/27/07	N/A	N/A
Adventure Five S.A.	100%	Free Goddess	Handysize	22,051	1995	10/30/07	05/20/15	N/A	N/A
Adventure Six S.A.	100%	Free Hero	Handysize	24,318	1995	07/03/07	05/20/15	N/A	N/A
Adventure Seven S.A.	100%	Free Knight	Handysize	24,111	1998	03/19/08	02/18/14	N/A	N/A
Adventure Eight S.A.	100%	Free Jupiter	Handymax	47,777	2002	09/05/07	09/16/14	N/A	N/A
Adventure Nine S.A.	100%	Free Impala	Handysize	24,111	1997	04/02/08	09/24/14	N/A	N/A
Adventure Ten S.A.	100%	Free Lady	Handymax	50,246	2003	07/07/08	11/08/11	N/A	N/A
Adventure Eleven S.A.	100%	Free Maverick	Handysize	23,994	1998	09/01/08	N/A	N/A	N/A
Adventure Twelve S.A.	100%	Free Neptune	Handysize	30,838	1996	08/25/09	N/A	N/A	N/A
Adventure Fourteen S.A.	100%	Hull 1	Handysize	33,600	2012	N/A	N/A	04/28/12	N/A
Adventure Fifteen S.A.	100%	Hull 2	Handysize	33,600	2012	N/A	N/A	06/04/12	N/A
Nemorino Shipping S.A.	100%	Nemorino	Handymax	47,777	2002	N/A	N/A	N/A	09/16/14
Fiorello Shipping S.A.	100%	Fiorello	Handysize	24,318	1995	N/A	N/A	N/A	05/20/15
Figaro Shipping S.A.	100%	Figaro	Handysize	22,051	1995	N/A	N/A	N/A	05/20/15
Standcorp International Limited	51%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

FREESEAS INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

2.	Significant Accounting policies:

Convertible debt instruments

The Company evaluates and accounts for conversion options embedded in its convertible instruments in accordance with accounting standards for “Accounting for Derivative Instruments and Hedging Activities.” Accounting standards generally provides three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur, and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. Professional standards also provide an exception to this rule when the host instrument is deemed to be conventional as defined under professional standards as “The Meaning of Conventional Convertible Debt Instrument.” The Company accounts for convertible instruments (when it has determined that the embedded conversion options should not be bifurcated from their host instruments) in accordance with professional standards when “Accounting for Convertible Securities with Beneficial Conversion Features,” as those professional standards pertain to “Certain Convertible Instruments.”

Accordingly, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their earliest date of redemption. The Company also records when necessary deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note.

ASC 815-40 provides that, among other things, generally, if an event is not within the entity’s control could or require net cash settlement, then the contract shall be classified as an asset or a liability.

Described below are the accounting standards that were adopted in the six months of 2015. A discussion of the Company's significant accounting policies can be found in the Company's consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission (“SEC”) on April 30, 2015 (the "Consolidated Financial Statements for the year ended December 31, 2014").

Recent Accounting Standards Updates:

In February 2015, the FASB issued new guidance to improve consolidation guidance for legal entities (Accounting Standards Update (“ASU”) 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis), effective for fiscal years beginning after December 15, 2015 and interim periods within those years and early adoption is permitted. The new standard is intended to improve targeted areas of the consolidation guidance for legal entities such as limited partnerships, limited liability corporations, and securitization structures. The amendments in the ASU affect the consolidation evaluation for reporting organizations. In addition, the amendments in this ASU simplify and improve current GAAP by reducing the number of consolidation models. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

FREESEAS INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

In January 2015, the FASB issued ASU No. 2015-01 "Income Statement-Extraordinary and Unusual Items: Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items". The concept of extraordinary items is removed and instead items that are both unusual in nature and infrequently occurring should be presented within income from continuing operations or disclosed in notes to financial statements because those items satisfy the conditions for an item that is unusual in nature or infrequently occurring. The new accounting guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early application is permitted. Companies have the option to apply the amendments of ASU No. 2015-01 either prospectively or retrospectively.

In April 2015, FASB issued Accounting Standards Update (“ASU”) No. 2015-03, Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, to simplify presentation of debt issuance costs by requiring that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The ASU does not affect the recognition and measurement guidance for debt issuance costs. For public companies, the ASU is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early application is permitted. This updated guidance is not expected to have a material impact on our results of operations, cash flows or financial condition.

Any new accounting standards, not disclosed above, that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

3.	Going Concern

As a result of the historically low charter rates for drybulk vessels which have been affecting the Company for over five years, and the resulting material adverse impact on the Company’s results from operations, the accompanying unaudited interim condensed consolidated financial statements have been prepared on a going concern basis. The Company has incurred net loss of $21,828 and net income of $570 during the six months ended June 30, 2015, and 2014, respectively. The Company’s cash flow projections for the remaining of 2015, indicate that cash on hand will not be sufficient to cover debt repayments scheduled as of June 30, 2015 and operating expenses and capital expenditure requirements for at least twelve months from the balance sheet date. As of June 30, 2015 and December 31, 2014, the Company had working capital deficits of $30,227 and $30,849, respectively. All of the above raises substantial doubt regarding the Company’s ability to continue as a going concern. Management plans to continue to provide for its capital requirements by issuing additional equity securities and debt in addition to executing their business plan. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal course of business operations when they come due and to generate profitable operations in the future.

In January and April 2013, the Company received notifications from FBB that the Company is in default under its loan agreements as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreements. Effective May 13, 2013, the bank’s deposits and loans other than the loans in definite delay and the bank’s network of nineteen branches were transferred to the National Bank of Greece (“NBG”). The license of FBB was revoked and the bank was placed under special liquidation. The Company’s loan facility and deposits have been transferred to NBG. On February 22, 2014, the Company and certain of its subsidiaries entered into terms with NBG for settlement of its obligations arising from the loan agreement with NBG. Pursuant to the terms, NBG agreed to accept a cash payment of $22,000 no later than December 31, 2014, in full and final settlement of all of the Company’s obligations to NBG and NBG would forgive the remaining outstanding balance of approximately $4,700. On September 17, 2014 the Company made a payment of $2,700 to reduce outstanding indebtedness with NBG. On September 24, 2014, the Company sold the M/V Free Impala, a 1997-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. Subsequently, the amount of $3,300 had been used to reduce outstanding indebtedness with NBG, which had a mortgage on the vessel. The agreed settlement of the Company’s obligations, arising from the loan agreement with NBG mentioned above, was not realized and negotiations have resumed for a new agreement. In June 2015, the Company received notification from NBG that the Company has not paid the aggregate amount of $11,271 constituting repayment installments, accrued loan and default interest due on June 16, 2015. On June 18, 2015, the Company received from NBG a reservation of rights letter stating that the Bank may take any actions and may exercise all of their rights and remedies referred in the security documents.

FREESEAS INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

If the Company is not able to reach an agreement with NBG, this could lead to the acceleration of the outstanding debt under its debt agreement. The Company’s failure to satisfy its covenants under its debt agreement and any consequent acceleration of its outstanding indebtedness would have a material adverse effect on the Company’s business operations, financial condition and liquidity.

Generally accepted accounting principles require that long-term debt be classified as a current liability when a covenant violation gives the lender the right to call the debt at the balance sheet date, absent a waiver. As a result of the actual breach existing under the Company’s credit facility with NBG (Note 10) acceleration of such debt by its lender could result. Accordingly, as of June 30, 2015, the Company is required to reclassify its long term debt as current liability on its consolidated balance sheet since the Company has not received waiver in respect to the breach discussed above.

The Company is currently exploring several alternatives aiming to manage its working capital requirements and other commitments, including offerings of securities through structured financing agreements (Note 9), sale and lease back of certain vessels (Note 6), disposition of certain vessels in its current fleet (Note 5) and additional reductions in operating and other costs.

The accompanying unaudited interim condensed consolidated financial statements as of June 30, 2015, were prepared assuming that the Company would continue as a going concern despite its significant losses and working capital deficit. Accordingly, the financial statements did not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern, except for the classification of all debt, as current.

4.	Related Party Transactions

Managers

The vessels owned and the vessels sold and leased back by the Company receive management services from the Managers (Free Bulkers S.A. and OpenSeas Maritime S.A., respectively), pursuant to ship management agreements between each of the subsidiaries and the Managers.

Each of the Company’s subsidiaries pays, as per its management agreement with the Managers, a monthly management fee of $18.975 (on the basis that the $/Euro exchange rate is 1.30 or lower; if on the first business day of each month the $/Euro exchange rate exceeds 1.30 then the management fee payable will be increased for the month in question, so that the amount payable in $ will be the equivalent in Euro based on 1.30 $/Euro exchange rate) plus a fee of $400 per day for superintendent attendance and other direct expenses.

The Company also pays Free Bulkers and OpenSeas Maritime a fee equal to 1.25% of the gross freight or hire from the employment of the Company’s vessels. In addition, the Company pays a 1% commission on the gross purchase price of any new vessel acquired or the gross sale price of any vessel sold by the Company with the assistance of Free Bulkers and OpenSeas Maritime.

On May 20, 2015, the M/V Free Hero, 1995-built, 24,318 dwt Handysize dry bulk carrier and the M/V Free Goddess, 1995-built, 22,051 dwt Handysize dry bulk carrier, have been sold for a gross sale price of $5,500 each, and the Company’s subsidiaries have entered into long-term bareboat agreements for such vessels with purchase options at a daily hire rate of $1,100 per vessel (Note 6). The vessels have been renamed to Fiorello and Figaro, respectively and are managed by OpenSeas Maritime. In this respect, the Company paid Free Bulkers $110 relating to the sale of the M/V Free Hero and M/V Free Goddess (Note 5) during the six months ended June 30, 2015. On February 18, 2014 the Company sold the M/V Free Knight, a 1998-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3.6 million. In this respect, the Company paid Free Bulkers $36 relating to the sale of the M/V Free Knight (Note 5) during the six months ended June 30, 2014. In addition, the Company has incurred commission expenses relating to its commercial agreement with the Managers amounting to $16 and $26 for the six months ended June 30, 2015 and 2014, respectively, included in “Commissions” in the accompanying unaudited interim condensed consolidated statements of operations.

FREESEAS INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

The Company also pays, as per its services agreement with Free Bulkers, a monthly fee of $136 (on the basis that the $/Euro exchange rate is 1.35 or lower; if on the last business day of each month the $/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 $/Euro exchange rate) as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services plus expenses. Free Bulkers is entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in its services agreement with the Manager. The termination fee as of June 30, 2015 would be approximately $60,146.

Fees and expenses charged by the Managers are included in the accompanying unaudited interim condensed consolidated financial statements in “Management and other fees to related parties,” “General and administrative expenses” and “Operating expenses”. The total amounts charged for the six months ended June 30, 2015 and 2014 amounted to $1,395 ($558 of management fees, $818 of services fees, $16 of superintendent fees and $3 for other expenses) and $1,895 ($841 of management fees, $831 of services fees, $220 of superintendent fees and $3 for other expenses), respectively.

The balance due from the Managers as of June 30, 2015 and as of December 31, 2014 was $nil and $433 respectively. The balance due to the Managers as of June 30, 2015 and as of December 31, 2014 was $256 and $nil respectively. The amount paid to Free Bulkers for office space during the six months ended June 30, 2015 and 2014 was $69 and $84, respectively and is included in “General and administrative expenses” in the accompanying unaudited interim condensed consolidated statements of operations.

5.	Vessels, net

	Vessels Cost	Accumulated Depreciation	Net Book Value
December 31, 2014	$88,078	$(25,768)	$62,310
Depreciation	-	(2331)	(2,331)
Disposal of vessels	(42,674)	13,145	(29,529)
June 30, 2015	$45,404	$(14,954)	$30,450

Vessels disposed during the six months ended June 30, 2015.

On May 20, 2015, the M/V Free Hero, 1995-built, 24,318 dwt Handysize dry bulk carrier and the M/V Free Goddess, 1995-built, 22,051 dwt Handysize dry bulk carrier, have been sold for a gross sale price of $5,500 each, and the Company’s subsidiaries have entered into long-term bareboat agreements for such vessels with purchase options at a daily hire rate of $1,100 per vessel. The vessels have been renamed to M/V Fiorello and M/V Figaro, respectively (Note 6). As a result of the sale of the M/V Free Hero and the M/V Free Goddess the Company recognized a gain of $950 and a loss of $8,571 in the accompanying unaudited interim condensed consolidated statement of operations for the six months ended June 30, 2015, respectively.

Vessel disposed during the six months ended June 30, 2014.

On February 18, 2014 the Company sold the M/V Free Knight, a 1998-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3.6 million and the vessel was delivered to her new owners. The Company recognized an impairment charge of $24 million in the consolidated statement of operations for the year ended December 31, 2013.

FREESEAS INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

As of June 30, 2015, the Company performed an impairment assessment of its long-lived assets (M/V Free Maverick and M/V Free Neptune) by comparing the undiscounted net operating cash flows for each vessel to its respective carrying value. The significant factors and assumptions the Company used in each future undiscounted net operating cash flow analysis included, among others, operating revenues, commissions, off-hire days, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the ten year historical average time charter rates for the remaining life of the vessel after the completion of the current contracts. In addition, the Company used an annual operating expenses escalation factor and an estimate of off hire days. All estimates used and assumptions made were in accordance with the Company’s internal budgets and historical experience of the shipping industry. The Company’s assessment concluded that no impairment existed as of June 30, 2015, as the vessels’ future undiscounted net operating cash flows exceeded their carrying value by $29,922. If the Company were to utilize the most recent five year historical average rates would recognize an impairment loss of $19,945 and if were to utilize the most recent three year historical average rates or one year historical average rates, would recognize an impairment loss of $22,950.

6.	Options Advance Payments- Purchase of Leased Vessels

In conjunction with the financing agreement for a new vessel acquisition, as publicly disclosed on May 26, 2015 in the Form 6-K filed with S.E.C. (Commission File No. 000-51672), which has not yet occurred, the M/V Free Hero, (1995-built, 24,318 dwt) and the M/V Free Goddess, (1995-built, 22,051 dwt) both Handysize dry bulk carriers, were sold for a gross sale price of $5,500 each payable in tranches, with certain conditions precedent, and a seller’s credit of $4,500 per vessel. An amount of $725 of the sales price remains payable by the new owners. The vessels have been renamed M/V Fiorello and M/V Figaro, respectively. Concurrently, two of the Company’s subsidiaries entered into five-year bareboat charter agreements with the new owners of these two vessels at a daily hire rate of $1,100 per vessel with purchase options at any time up to May 20, 2020. The sellers’ credit of $ 9,000 in the aggregate was agreed to be an Options Advance Payment of $ 4,500 per vessel to be netted against any of the Company’s options’ purchase prices under the bareboat charter agreement and any rightful claim of the owners in case of default or breach by the Company of the bareboat agreements’ terms.

The Company recorded the above transaction as an “operating lease” since none of the four criteria according to ASC 840-55-7 “Classification of the Lease” has been met.

The following table summarizes our bareboat charter obligation of the operating lease p.a.:

Year	Annual Operating Lease Payments
1	$803
2	803
3	803
4	803
5	803
Total	$4,015

As a result of the settlement agreement executed on September 9, 2015 by the Company and the owners of the M/V Nemorino with regards to disputes that arose in connection with a Notice of Termination of the bareboat charter (see Note 16), the Company has written-off the capital lease and removed from its records the related short and long-term lease obligations, previously recorded as of December 31, 2014 in the amounts of $11,826, and $8,401, respectively, recognizing a loss of $3,058 in the accompanying unaudited interim condensed consolidated statement of operations of June 30, 2015.

FREESEAS INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

7.	Accrued Liabilities

As of June 30, 2015, the amount of $5,586 in the interim condensed consolidated balance sheet, includes the NBG loan accrued interest of $4,513 (Note 10). The balance amount of $1,073 relates to operating accruals.

8.	Financial Instruments and Fair Value Measurements

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, the Company partially uses interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings.

The Company was party of two interest rate swap agreements which were fully unwound on February 3, 2014. The total of the change in fair value and settlements for the six months ended June 30, 2015 and 2014 aggregate to losses of $nil and $19, respectively, which is separately reflected in “Loss on derivative instruments” in the accompanying unaudited interim condensed consolidated statement of operations.

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the balance sheet on a net basis by counterparty when a legal right of setoff exists. The following table present information with respect to the fair values of derivatives reflected in the balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the Statement of Operations.

		Amount
Derivative	Loss Recognized on Derivative Location	June 30, 2015	June 30, 2014
Interest rate swaps	Loss on derivative instruments	$-	$(19)

Total		$-	$(19)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•	Cash and cash equivalents, restricted cash, accounts receivable and accounts payable: The carrying values reported in the consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term nature.

•	Long-term debt: The fair values of long-term bank loans approximate the recorded values due to the variable interest rates payable.

•	Derivative financial instruments: The fair values of the Company’s derivative financial instruments equate to the amount that would be paid or received by the Company if the agreements were cancelled at the reporting date, taking into account current market data per instrument and the Company’s or counterparty’s creditworthiness, as appropriate.

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis.

This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

FREESEAS INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

Level 1: Unadjusted quoted market prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Unobservable inputs that are not corroborated by market data and that are significant to the fair value of the assets or liabilities.

The Company’s derivative financial instruments are valued using pricing models that are used to value similar instruments by market participants. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.

As of June 30, 2015 all the Company’s vessels were classified as “held and used”.

9.	Convertible Notes Payable

On November 17, 2014, the Company sold to KBM WORLDWIDE, Inc. (“KBM”) an 8% interest bearing convertible note for $304 due in nine months subject to the restrictions of Rule 144 promulgated under the 1933 Act. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount and accrued interest of the note into Company’s common stock, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the 65% of the average of the lowest five trading prices of the Company’s common stock on any trading day during the ten trading days prior to the conversion. Upon written notice, during the first six months the Company could prepay the note with amounts ranging from 110% of principal plus interest (during days 1—30) to 135% of principal plus interest (during days 121-180). On June 1, 2015, upon full conversion of the convertible note plus accrued interest, the Company has issued in aggregate 121,038 shares of common stock to KBM.

On January 5, 2015, the Company sold to Himmil Investments Ltd., a non-U.S. investor, (“Himmil”), a $500 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $169.50 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the Investor in cash, for 127.5% of any outstanding principal and interest remaining on the note. On March 24, 2015, upon full conversion of this convertible promissory note plus accrued interest, the Company has issued in aggregate 34,204 shares of common stock to Himmil.

On January 21, 2015, the Company sold to KBM WORLDWIDE, Inc. (“KBM”) an 8% interest bearing convertible note for $154 due in nine months subject to the restrictions of Rule 144 promulgated under the 1933 Act. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount and accrued interest of the note into Company’s common stock, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the 65% of the average of the lowest five trading prices of the Company’s common stock on any trading day during the ten trading days prior to the conversion. Upon written notice, during the first six months the Company could prepay the note with amounts ranging from 110% of principal plus interest (during days 1—30) to 135% of principal plus interest (during days 121-180). As of August 12, 2015 upon full conversion of all principal and interest due under the note The Company has issued in aggregate 192,360 shares of common stock to KBM.

FREESEAS INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On February 5, 2015, the Company sold to Himmil a $500 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $232.5 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the Investor in cash, for 127.5% of any outstanding principal and interest remaining on the note. On April 29, 2015, upon full conversion of this convertible promissory note plus accrued interest, the Company has issued in aggregate 51,391 shares of common stock to Himmil.

On March 5, 2015, the Company sold to Glengrove Small Cap Value, Ltd., a non-U.S. investor (“Glengrove”), a $750 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $169.5 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the Investor in cash, for 127.5% of any outstanding principal and interest remaining on the note. On June 10, 2015, upon full conversion of this convertible promissory note plus accrued interest, the Company has issued in aggregate 264,358 shares of common stock to Glengrove.

On April 16, 2015, the Company sold to Alderbrook Ship Finance Ltd., a non-U.S. investor (“Alderbrook”), a $500 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $90 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note. (see Note 16).

On May 6, 2015, the Company sold to LG CAPITAL FUNDING, LLC (“LG CAPITAL”) an 8% interest bearing convertible note, which contained an 8% OID, for $56.5 due in twelve months subject to the restrictions of Rule 144 promulgated under the 1933 Act. The holder of this note is entitled, at its option, at any time to convert all or any amount outstanding into shares of the Company’s Common Stock, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the 65% of the lowest trading price of the Company’s common stock on any trading day for the twenty prior trading days including the day upon which a notice of conversion is received by the Company. During the first six months, the Company may prepay the note with amounts ranging from 118% of principal plus interest (during days 1—30) to 148% of principal plus interest (during days 121-180).

On May 7, 2015, the Company sold to JSJ Investments Inc. (“JSJ”) an 8% interest bearing convertible note, which contained an 5% OID, for $150 due in twelve months subject to the restrictions of Rule 144 promulgated under the 1933 Act. The investor is entitled at any time on or after issuance date to convert all or any part of the outstanding and unpaid principal amount and accrued interest of the note into Company’s common stock, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lesser of $37.5 or a 35% discount to the lowest VWAP during the twenty one trading days prior to the conversion.

On May 12, 2015, the Company sold to VIS VIRES GROUP, INC. (“VIS VIRES”) an 8% interest bearing convertible note for $154 due in nine months subject to the restrictions of Rule 144 promulgated under the 1933 Act. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount and accrued interest of the note into Company’s common stock, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the 65% of the average of the lowest five trading prices of the Company’s common stock on any trading day during the ten trading days prior to the conversion. Upon written notice, during the first six months the Company may prepay the note with amounts ranging from 110% of principal plus interest (during days 1—30) to 135% of principal plus interest (during days 121-180).

FREESEAS INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On May 19, 2015, the Company sold to AUCTUS FUND LLC. (“AUCTUS”) an 8% interest bearing convertible note for $105 due in nine months subject to the restrictions of Rule 144 promulgated under the 1933 Act. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount and accrued interest of the note into Company’s common stock, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the 65% of the two lowest trading prices of the Company’s common stock on any trading day during the twenty trading days prior to the conversion. During the first six months, the Company may prepay the note with amounts ranging from 125% of principal plus interest (during days 1—30) to 150% of principal plus interest (during days 121-180).

On June 3, 2015, the Company sold to Bas Cole Value Fund Ltd., a non-U.S. investor (“Bas Cole”), a $500 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $14.97 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note.

On June 16, 2015, the Company sold to VIS VIRES GROUP, INC. (“VIS VIRES”) an 8% interest bearing convertible note for $104 due in nine months subject to the restrictions of Rule 144 promulgated under the 1933 Act. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount and accrued interest of the note into Company’s common stock, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the 65% of the average of the lowest five trading prices of the Company’s common stock on any trading day during the ten trading days prior to the conversion. Upon written notice, during the first six months the Company may prepay the note with amounts ranging from 110% of principal plus interest (during days 1—30) to 135% of principal plus interest (during days 121-180).

During the six months ended June 30, 2015, the Company converted convertible debt and related accrued interest amounting to $2,429 by issuing to note holders 470,991 shares of common stock in the aggregate.

As of June 30, 2015, pursuant to the issued convertible notes above, the Company has received the aggregate amount of $3,478.

In connection with the issuance of convertible instruments, the Company has recorded a debt discount in additional paid in capital related to the beneficial conversion feature amounting to $2,385 and amortization of $1,886 which is included in “other expense” in the accompanying statement of operations.. As of June 30, 2015 the net balance outstanding amounted to $717 net of remaining unamortized debt discount of $636.

10.	Bank Loan – current portion

As of June 30, 2015, the Company’s bank debt is as follows:

NBG
December 31, 2014	$17,598
Additions	$-
Payments	$-
June 30, 2015	$17,598

The Company’s credit facility with NBG bears interest at LIBOR plus a margin of 4%, and is secured by mortgage on the financed vessel (M/V Free Neptune) and assignments of vessel’s earnings and insurance coverage proceeds. It also includes affirmative and negative financial covenants of the borrower, including maintenance of operating accounts, average cash balances to be maintained with the lending bank and minimum ratios for the fair value of the collateral vessel compared to the outstanding loan balance. The borrower is restricted under its respective loan agreement from incurring additional indebtedness, changing the vessel’s flag without the lender’s consent or distributing earnings.

FREESEAS INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

The weighted average interest rate for the six months ended June 30, 2015 and 2014 was 3.2% and 3.3%, respectively. Interest expense incurred amounted to $557 and $981 for the six months ended June 30, 2015 and 2014, respectively, and is included in “Interest and Finance Costs” in the accompanying unaudited interim condensed consolidated statements of operations.

NBG Facility (fka FBB Facility)

In January and April 2013, the Company received notifications from FBB that the Company is in default under its loan agreements as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreements. Effective May 13, 2013, the bank’s deposits and loans other than the loans in definite delay and the bank’s network of nineteen branches were transferred to the National Bank of Greece (“NBG”). The license of FBB was revoked and the bank was placed under special liquidation. The Company’s loan facility and deposits have been transferred to NBG. On February 22, 2014, the Company and certain of its subsidiaries entered into terms with NBG for settlement of its obligations arising from the loan agreement with NBG. Pursuant to the terms, NBG agreed to accept a cash payment of $22,000 no later than December 31, 2014, in full and final settlement of all of the Company’s obligations to NBG and NBG would forgive the remaining outstanding balance of approximately $4,700. On September 17, 2014 the Company made a payment of $2,700 to reduce outstanding indebtedness with NBG. On September 24, 2014, the Company sold the M/V Free Impala, a 1997-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600. Subsequently, the amount of $3,300 had been used to reduce outstanding indebtedness with NBG, which had a mortgage on the vessel. The agreed settlement of the Company’s obligations, arising from the loan agreement with NBG mentioned above, was not realized and negotiations have resumed for a new agreement. In June 16, 2015, the Company received notification from NBG that the Company has not paid the aggregate amount of $11,271 constituting unpaid loan installments and accrued default interest then due. On June 18, 2015, the Company received from NBG a reservation of rights letter stating that the Bank may take any actions and may exercise all of their rights and remedies referred in the security documents.

Loan Covenants

As of December 31, 2014 and June 30, 2015, the Company was in breach of certain of its financial covenants for its loan agreement with NBG, including the loan-to-value ratio, interest cover ratio, minimum liquidity requirements and leverage ratio. Thus, in accordance with guidance related to classification of obligations that are callable by the creditor, the Company has classified all of the related long-term debt amounting to $17,598 as current at June 30, 2015.

NBG (fka FBB) loan agreement:

•	Average corporate liquidity: the Company is required to maintain an average corporate liquidity of at least $3,000;

•	Leverage ratio: the corporate guarantor’s leverage ratio shall not at any time exceed 55%;

•	Ratio of EBITDA to net interest expense shall not be less than 3; and

•	Value to loan ratio: the fair market value of the financed vessels shall be at least (a) 115% for the period July 1, 2010 to June 30, 2011 and (b) 125% thereafter.

The covenants described above are tested annually on December 31st.

FREESEAS INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

11.	Commitments and Contingencies

The following table summarizes our contractually committed obligations and their maturity dates as of June 30, 2015:

	Payments Due by Period
(Dollars in thousands)	Total	Less than 1 year	2- year	3- year	4- year	5- year	More than 5 years
	(U.S. dollars in thousands)

Interest on variable-rate debt	394	394	—	—	—	—	—

Services fees to the Manager	5,326	1,635	1,635	1,635	421	—	—

Management fees to the Managers	8,045	683	683	683	683	683	4,630

Hire on Leased Vessels	3,927	405	803	803	803	310	—

Total obligations	$17,692	$3,117	$3,121	$3,121	$1,907	$993	$4,630

The above table does not include our share of the monthly rental expenses for our offices of approximately 8.7 Euro (in thousands)

Claims

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is a member of a protection and indemnity association, or P&I Club that is a member of the International Group of P&I Clubs, which covers its third party liabilities in connection with its shipping activities. A member of a P&I Club that is a member of the International Group is typically subject to possible supplemental amounts or calls, payable to its P&I Club based on its claim records as well as the claim records of all other members of the individual associations, and members of the International Group. Although there is no cap on its liability exposure under this arrangement, historically supplemental calls have ranged from 25%-40% of the Company’s annual insurance premiums, and in no year have exceeded $1 million. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company’s protection and indemnity (P&I) insurance coverage for pollution is $1 billion per vessel.

FREESEAS INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

Since the release from the pirates, the ex M/V Free Goddess, renamed to M/V Figaro (Note 6), has been laying at the port of Salalah, Oman, undertaking repairs funded mostly by insurers. The repairs of the vessel were completed, and notice of readiness was tendered to her Charterers for the resumption of the voyage. The Charterers repudiated the Charter and we accepted Charterers’ repudiation and terminated the fixture reserving our right to claim damages and other amounts due to us. The Tribunal previously constituted will hear our claim for (amongst others) unpaid hire and damages from the Charterers. In the meantime, cargo interests have commenced proceedings under the Bills of Lading although they have not yet particularized their claims. At the same time, we as the Bareboat Charterers of the M/V Figaro, we explore all options for the commercial resolution of the situation arising from Charterers refusal to honor their obligations, including the further contribution by insurers and cargo interests towards the completion of the voyage and recovery of amounts due. We are working for a diligent solution in order to complete the voyage without further delays. In case no commercially reasonable solution may be found, we will explore our strategic alternatives with respect to this vessel.

12.	Earnings/(loss) per Share and Series A, B & C Warrants

The computation of basic earnings/loss per share is based on the weighted average number of common shares outstanding during the period, as adjusted to reflect the 7.5-to-1 reverse stock split and the 50-to-1 reverse stock split, effective on May 11, 2015 and June 26, 2015, respectively, on its issued and outstanding common stock.

The computation of the dilutive common shares outstanding does not include the 9,756 Series A Warrants (adjusted to reflect the two recent reverse splits), 153 Series B Warrants (adjusted to reflect the two recent reverse splits) and 95,258 Series C Warrants (adjusted to reflect the two recent reverse splits) outstanding as of June 30, 2015, as the average stock price during the six months ended June 30, 2015 was less than their exercise price, thus resulting in an antidilutive effect.

Presented below is a table reflecting the activity in the Series A Warrants, Series B Warrants and Series C Warrants from December 31, 2014 through June 30, 2015:

	Series A Warrants	Series B Warrants	Series C Warrants	Total	Exercise Price

December 31, 2014	13,333	2,642	95,914	111,889	$975 (Series A&B) $532.50 (Series C)
Warrants cashless exercised	(3,577)	(2,489)	(656)	(6,722)
June 30, 2015	9,756	153	95,258	105,167

As of June 30, 2015, pursuant to the cashless exercise formula set forth in the Series A, B & C warrants, the Company has issued to warrant holders 586,730 shares of common stock in the aggregate.

FREESEAS INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

 The components of the denominator for the calculation of basic earnings/(loss) per share and diluted earnings/(loss) per share for the six months ended June 30, 2015 and 2014, respectively, are as follows:

	For the six months Ended	For the six months Ended
	June 30, 2015	June 30, 2014
Numerator:
Net income/(loss) - basic and diluted	$(21,828)	$570

Basic earnings/(loss) per share denominator:
Weighted average common shares outstanding	587,917	72,576
Diluted earnings/(loss) per share denominator:
Weighted average common shares outstanding	587,917	78,218

Dilutive common shares:
Series A & C warrants	-	5,642
Restricted shares	-	-

Dilutive effect	-	5,642

Weighted average common shares - diluted	587,917	78,218

Basic earnings/(loss) per common share	$(37.13)	$7.85
Diluted earnings/(loss) per common share	$(37.13)	$7.29

13.	Reverse Stock Splits

Effective May 11, 2015 and June 26, 2015, the Company effectuated a 7.5-to-1 reverse stock split and a 50-to-1 reverse stock split, respectively, on its issued and outstanding common stock. The reverse stock split did not affect any shareholder’s ownership percentage of the Company’s common shares, except to the limited extent that the reverse stock split resulted in any shareholder owning a fractional share. Fractional shares of common stock were rounded up to the nearest whole share.

14.	Equity Incentive Plan

On July 30, 2014, the Company’s Board of Directors approved the Company’s 2014 Equity Incentive Plan (the “2014 Plan”). Under the terms of the 2014 Plan, the Company may issue (1) stock options (incentive and non-statutory), (2) restricted stock, (3) stock appreciation rights, or SARs, (4) restricted stock units, or RSUs, (5) other stock-based awards, and (6) cash-based awards. The 2014 Plan provided for the issuance of up to 13,333 shares of common stock. The Board determines the exercise price, vesting and expiration period of the grants under the 2014 Plan. However, the exercise price of an incentive stock option may not be less than 110% of fair value of the common stock at the date of the grant for a 10% or more shareholder and 100% of fair value for a grantee who is not a 10% shareholder. The fair value of the common stock is determined based on quoted market price or in absence of such quoted market price, by the Board in good faith. Additionally, the vesting period of the grants under the 2014 Plan may not be more than five years and expiration period not more than ten years. On November 5, 2014, the Company amended the 2014 Plan, which increased the authorized number of shares of common stock issuable thereunder from 13,333 to 40,000.

FREESEAS INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On November 10, 2014, the Company pursuant to the recommendation of the Company’s Compensation Committee and the Board of Directors’ approval, issued an aggregate of 28,267 shares of its common stock to officers, directors and employees as an incentive for their commitment and hard work during adverse market conditions. In addition, the Company issued an aggregate of 1,066 shares of its common stock to its non-executive members of its Board of Directors in payment of $80 in unpaid Board fees for the second and third quarters of 2014. Subject to the provisions of a restricted stock award granted to the holders by the Company pursuant to its Amended 2014 Plan, 2,933 shares of its common stock were vested on May 10, 2015, 7,933 shares of its common stock will vest on November 10, 2015 and 7,933 shares of its common stock will vest on November 10, 2016.

Pursuant to the plan, there are 10,667 shares of the Company’s common stock available for grant as of June 30, 2015.

For the six months ended June 30, 2015, the recognized stock based compensation expense in relation to the common shares granted is $484. The total unrecognized compensation cost of the non-vested restricted shares granted under the Plan is $842. The cost is expected to be recognized over a period of approximately 18 months.

15.	Shareholders’ Equity

On July 15, 2014, we received a letter from NASDAQ, notifying us that for the last 30 consecutive business days, the closing bid price of the Company’s common stock has been below $1.00 per share, the minimum closing bid price required by the continued listing requirements of NASDAQ set forth in Listing Rule 5550(a)(2). We have 180 calendar days, or until January 12, 2015, to regain compliance with Rule 5550(a)(2) (the "Compliance Period"). To regain compliance, the closing bid price of the Company’s common stock must be at least $1.00 per share for a minimum of 10 consecutive business days during the Compliance Period. The NASDAQ notification has no effect at this time on the listing of the Company's common stock on The NASDAQ Capital Market.

On July 16, 2014, we received a letter from NASDAQ indicating that we were not in compliance with the applicable $2.5 million stockholders’ equity requirement, as set forth in Listing Rule 5550(b)(1) (the “Stockholders’ Equity Requirement”). The letter indicated that we had 45 days, or until September 2, 2014, to submit a plan to regain compliance. If our plan is accepted, NASDAQ has the discretion to grant us up to 180 days from July 16, 2014 to regain compliance. If NASDAQ does not accept our plan, we would have the opportunity to appeal that decision to a hearings panel.

On August 13, 2014, we received a letter from NASDAQ indicating that we had achieved compliance with the Stockholders’ Equity Requirement for continued listing on The NASDAQ Capital Market and that the matter was closed.

On January 13, 2015, the Company received a letter from NASDAQ notifying that it has been provided an additional 180 calendar day period, or until July 13, 2015, to regain compliance with the minimum $1 bid price per share requirement. The Company’s eligibility for the additional period was based on meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the NASDAQ Capital Market with the exception of the bid price requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. If at any time during this additional time period the closing bid price of the Company’s common stock is at least $1 per share for a minimum of 10 consecutive business days, NASDAQ will provide written confirmation of compliance and this matter will be closed. If compliance cannot be demonstrated by July 13, 2015, NASDAQ will provide written notification that the Company’s common stock will be delisted. At that time, the Company may appeal NASDAQ’s determination to a Hearings Panel (the “Panel”). If the Company appeals, it will be asked to provide a plan to regain compliance to the Panel (please see Note 16).

As of June 30, 2015, pursuant to the conversion of the notes (Note 9), the Company has issued to note holders 841,633 shares of common stock in the aggregate.

As of June 30, 2015, pursuant to the cashless exercise formula set forth in the Series A, B & C warrants, the Company has issued to warrant holders 586,730 shares of common stock in the aggregate (Note 12).

As of June 30, 2015, following the settlement agreements the Company entered with eight vendors, non-U.S. creditors, the Company has issued 30,640 common shares in the aggregate as payment in full of unpaid invoices of the aggregate amount of $1,024.

FREESEAS INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

8,160 shares of Series D Preferred Stock is outstanding as of June 30, 2015.

Common Stock Dividends

During the six months ended June 30, 2015 and 2014, the Company did not declare or pay any dividends.

16.	Subsequent Events

On July 13, 2015, NASDAQ notified the Company that it had regained compliance with Listing Rule 5550(a)(2), which requires a minimum bid price of $1.00 for continued listing on the NASDAQ Stock Market and that the matter is now closed.

On July 13, 2015, the Company sold to AMVS Value Fund Ltd., a non-U.S. investor (“AMVS”), a $600 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $15.481 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note. To induce AMVS to consummate the transaction, the Company has agreed to provide certain registration rights under the 1933 Act of 1933 and file a Registration Statement required hereunder, the 60th calendar day after the date hereof.

On July 16, 2015, the Company entered into settlement agreements with five vendors, non-U.S. creditors, who agreed to accept 75,485 Company’s common shares as payment in full of unpaid invoices of the aggregate amount of $189.

On July 17, 2015, the Company sold to Black Mountain Equities Inc., (“Black Mountain”) an 8% interest bearing convertible note subject to the restrictions of Rule 144 promulgated under the 1933 Act, which contained a 10% OID, for $110 due in twelve months. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount and accrued interest of the note into Company’s common stock, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lesser of (i) $2.75 and (ii) and 65% of the lowest VWAP for the 20 trading days prior to the date of conversion. At any time prior to the maturity date, the Company shall have the option, upon ten business days’ notice to the holder, to pre-pay the entire remaining outstanding principal amount of this note in cash, provided that the Company shall pay the holder one hundred twenty percent (120%) of the principal plus interest outstanding in repayment hereof.

On July 17, 2015, the Company sold to Gemini Master Fund Ltd., (“Gemini”) an 8% interest bearing convertible note subject to the restrictions of Rule 144 promulgated under the 1933 Act, which contained a 10% OID, for $165 due in twelve months. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount and accrued interest of the note into Company’s common stock, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lesser of (i) $2.75 and (ii) and 65% of the lowest VWAP for the 20 trading days prior to the date of conversion. At any time prior to the maturity date, the Company shall have the option, upon ten business days’ notice to the holder, to pre-pay the entire remaining outstanding principal amount of this note in cash, provided that the Company shall pay the holder 120% of the principal plus interest outstanding in repayment hereof.

On July 21, 2015, the Company received notice of Arbitration from the owners of the M/V Nemorino, under the terms of the bareboat charter party and for the resolution of the dispute that has arisen thereunder between the parties.

On July 27, 2015, the Company sold to VIS VIRES GROUP, INC. (“VIS VIRES”) an 8% interest bearing convertible note for $154 due in nine months subject to the restrictions of Rule 144 promulgated under the 1933 Act. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount and accrued interest of the note into Company’s common stock, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the 65% of the average of the lowest five trading prices of the Company’s common stock on any trading day during the ten trading days prior to the conversion. Upon written notice, during the first six months the Company may prepay the note with amounts ranging from 110% of principal plus interest (during days 1—30) to 135% of principal plus interest (during days 121-180).

FREESEAS INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On July 29, 2015, upon full conversion of the $500 convertible promissory note to Alderbrook, plus accrued interest, the Company has issued in aggregate 370,642 shares of common stock to the note holder.

On August 12, 2015, upon full conversion of the $154 convertible promissory note to KBM, plus accrued interest, the Company has issued in aggregate 324,701 shares of common stock to the note holder.

On August 18, 2015, upon full conversion of the $500 convertible promissory note to Bas Cole, plus accrued interest, the Company has issued in aggregate 1,764,900 shares of common stock to the note holder.

On September 2, 2015, the Company sold to Casern Holdings Ltd., a non-U.S. investor (“Casern”), a $600 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $2.18 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note. To induce Casern to consummate the transaction, the Company has agreed to provide certain registration rights under the 1933 Act of 1933 and file a Registration Statement required hereunder, the 60th calendar day after the date hereof.

On September 4, 2015, the Company sold to Service Trading Company, LLC, (“Service Trading Co.”) an 8% interest bearing convertible note subject to the restrictions of Rule 144 promulgated under the 1933 Act, which contained an 8% OID, for $37.8 due in twelve months. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount and accrued interest of the note into Company’s common stock, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price equals 65% of the lowest trading price of the Common Stock for the twenty prior trading days including the day upon which a Notice of Conversion is received by the Company. Upon written notice, during the first six months the Company may prepay the note with amounts ranging from 118% of principal plus interest (during days 1—30) to 148% of principal plus interest (during days 151-180).

On September 9, 2015, a settlement agreement was executed by the Company and the owners of M/V Nemorino with regards to disputes that arose in connection with the bareboat charter dated September 11, 2014. According to the terms of the settlement agreement, both the Company and the owners of M/V Nemorino released each other from any claim, discontinued the arbitration proceedings and agreed that the Company is entitled to receive, upon sale of the M/V Nemorino by its owners to a buyer acting in cooperation or associated with the Company, 20% of any net sale proceeds above $7,000 such milestone amount to be reduced by any net profits resulting from any operations of the vessel prior to a sale.

On September 18, 2015, the Company received from The NASDAQ Stock Market a letter, dated September 14, 2015, stating that, for the previous 30 consecutive business days, the bid price of the Company's common stock closed below the minimum $1.00 per share. This is a requirement for continued listing on the NASDAQ Capital Market pursuant to NASDAQ Marketplace Rule 5550(a)(2) (the "Minimum Bid Price Rule"). The NASDAQ letter has no immediate effect on the listing of the Company's common stock, which will continue to trade on the NASDAQ Capital Market under the symbol "FREE". In accordance with NASDAQ Marketplace Rule 5810(c)(3)(A), the Company has a grace period of 180 calendar days, which expires on March 14, 2016 (the “Compliance Period”), to regain compliance with the "Minimum Bid Price Rule", by maintaining a closing bid price of at least $1.00 per share for a minimum of ten consecutive business days during the Compliance Period. In the event the Company does not regain compliance, the Company may be eligible for an additional grace period of 180 calendar days if it satisfies the continued listing requirement for market value of publicly held shares and all other initial listing standards (with the exception of the Bid Price Rule) for listing on the NASDAQ Capital Market, and submits a timely notification to NASDAQ of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split of the shares of its Common Stock, if necessary. If the Company meets these requirements, the NASDAQ will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to NASDAQ’s Staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, the NASDAQ will provide notice that its securities will be subject to delisting. At that time, the Company may also appeal NASDAQ's delisting determination to a NASDAQ Hearings Panel. The Company intends to evaluate available options to resolve the deficiency and regain compliance with the Minimum Bid Price Rule.

As of the date of the filing and subsequently to June 30, 2015, pursuant to the cashless exercise formula set forth in the Series A, B & C warrants, the Company has issued to warrant holders 5,353,392 shares of common stock in the aggregate.